

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2011

Mr. Arthur F. Trudel
Chief Financial Officer
Argan, Inc.
One Church Street – Suite 201
Rockville, MD 20850

> **Re:** **Argan, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2010**
> **Forms 10-Q for the Fiscal Quarters Ended April 30, 2010, July 31, 2010 and**
> **October 31, 2010**
> **File No. 001-31756**

Dear Mr. Trudel:

     We have completed our review of your filings and do not have any further comments at this time.

     Sincerely,

     John Cash
     Accounting Branch Chief